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                                                                     Exhibit (a)

[LOGO] StakeTech
       Stake Technology LTD

                              FOR IMMEDIATE RELEASE

                     STAKE ENTERS INTO ACQUISITION AGREEMENT
                        WITH OPTA FOOD INGREDIENTS, INC.

Toronto, Ontario, October 28, 2002. Stake Technology Ltd. (Stake) (Nasdaq -
STKL) (TSX - SOY) today announced it has entered into a definitive acquisition agreement with Opta Food Ingredients, Inc. (Nasdaq - OPTS), a leading developer and manufacturer of proprietary food ingredients, headquartered in Bedford, MA. Under the terms of the agreement, Stake will commence an all-cash tender offer to acquire all of the approximately 10.9 million outstanding common shares of Opta Food Ingredients for $2.50 per share. The proposed purchase price for all of Opta's outstanding shares and share equivalents is approximately $28 million in cash. All dollar amounts discussed in this release are in U.S. dollars.

Opta's Board of Directors unanimously approved the acquisition agreement and voted to recommend the tender offer to Opta's shareholders. Certain shareholders of Opta, including officers, directors and affiliates, holding approximately 14% of the outstanding shares, have agreed to tender their shares to Stake in the offer. The transaction is subject to certain closing conditions, including the tender of a majority of Opta's shares. The goal is to complete the transaction before this year-end.

Opta Food Ingredients, Inc. is a leading innovator, manufacturer and marketer of proprietary food ingredients that improve the nutritional content, healthfulness, texture and taste of its customers' food products. Opta's food ingredients are used by more than 350 food companies, including 12 of the largest U.S. consumer packaged food companies and three of the world's largest quick service restaurant chains. For the nine-month period ended September 30, 2002, Opta's sales were at $21.1 million with an EBITDA of $2.8 million from its four manufacturing plants. As of September 30, 2002, Opta's balance sheet reflected a net worth of $38 million, which included approximately $9.5 million in cash and investments.

Arthur J. McEvily, Ph.D., Opta's President and CEO, said, "Our Board of Directors carefully considered the offer from Stake, as well as Opta's other strategic alternatives, and believes that this transaction is in the best interests of our shareholders and also provides long-term growth opportunities for our business. We believe the relationship with Stake will provide the future resources necessary to support our strategy of diversifying our customer base, improving our plant operating margins through manufacturing efficiencies and increased sales volume, and as a result, steadily increase our bottom line performance."

Jeremy N. Kendall, Chairman and CEO, said, "The addition of Opta is integral to our strategy of continuing to build our health-oriented food business. Opta has an excellent reputation for product quality, innovation and technical expertise in developing value-added solutions for major food and food service companies. The acquisition of Opta will be a superb addition to our growing portfolio of food companies and, having turned the corner to profitability, is expected to continue to grow and be accretive to our future earnings."

Plans call for Opta becoming a wholly owned Stake subsidiary with existing management continuing to operate the company.

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At the time the offer is commenced, Stake and its wholly owned subsidiary making the offer will file a tender offer statement with the U.S. Securities and Exchange Commission and Opta will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all registered stockholders of Opta at no expense to them within five working days of this release. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.

Mellon Investor Services will act as depository / tender agent and information agent for the transaction and share certificates should be forwarded to Mellon. Any questions concerning this transaction should be directed to Mellon Investor Services LLC.

Stake Technology Ltd. is an owner/operator of high-growth ethical businesses, focused on environmental responsibility and the health and well being of its communities. For the last four consecutive years, Stake was included in Profit magazine's `Profit 100' list of the 100 fastest growing companies in Canada. Currently, the company has three business units: the Food Group, which specializes in identity-preserved (IP) grain products and natural and organic food products; from seed to packaged product; the Environmental Industrial Group; a producer, distributor, and recycler of industrial materials; and the Steam Explosion Technology Group who market clean pulping technologies. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

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For further information, please contact:
Stake Technology Ltd.                                              Investor Relations Counsel
Jeremy N. Kendall, Chairman & C.E.O.                               The Equity Group Inc.
John D. Taylor, President & C.O.O.                                 Linda Latman 212-836-9609
Susan Wiekenkamp, Information Officer                              llatman@equityny.com
Tel: 905-455-1990
info@staketech.com                                                 www.theequitygroup.com
Websites:  www.staketech.com  www.sunrich.com  www.bei.ca  www.steamexplosion.com
           www.sunrichvalley.com  www.organickitchen.ca  www.wildwestorganicharvest.com
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Note: This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties, and other factors that could influence actual results are described in the Company's Annual Report to shareholders and in SEC reports.